UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-20841

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

        For Period Ended:  December 31, 2000
        [ ] Transition  Report on Form 10-K
        [ ]  Transition Report on Form 20-F
        [ ]  Transition Report  on Form  11-K
        [ ]  Transition Report on Form 10-Q
        [ ] Transition Report on Form  N-SAR
        For the Transition Period Ended:_______________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION


Ugly Duckling Corporation
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


2525 E. Camelback Rd., Suite 500
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Phoenix, Arizona  85016
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the

[X]       (b)  prescribed  due  date;  or  the  subject  quarterly  report  or transition  report on Form  10-Q,  or portion  thereof  will be filed  on or  before  the  fifth  calendar  day  following  the prescribed due date; and

          (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Ugly Duckling Corporation (the "Company") could not complete the electronic filing of its Annual Report on Form 10-K for the year ended December 31, 2000 (the "Form 10-K") by the prescribed filing date of 5:30 p.m. EST on April 2, 2001 without unreasonable effort or expense as a result of the following:

The Company's $125 million revolving facility with GE Capital expires in June 2001 and it will not be renewed. The Company is presently in negotiations with a third party lender to obtain a new revolving facility. The Company believes that the new revolving facility will be completed in the next two weeks. The completion of this new revolving facility is integral to discussions and disclosures within the notes to the Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations--Financing Resources section and other sections of the Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Steven T. Darak                  602               852-6610
     -------------------------------    -----------     --------------------
              (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Annex A attached hereto.

                            UGLY DUCKLING CORPORATION
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March ___, 2001     By: ____________________________________
                               Steven T. Darak
                               Senior Vice President and Chief Financial Officer

                                     Annex A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-K for the year ended December 31, 2000 cannot be filed by the prescribed filing date of 5:30 p.m. EST on April 2, 2001. The Company previously disclosed its financial results for the year ended December 31, 2000 in a press release dated February 21, 2001. The press release discloses (i) total revenues of $604.9 million in 2000 compared with $466 million in 1999, (ii) operating income of $24.7 million in 2000 compared with $17.7 million in 1999, and (iii) earnings from continuing operations of $9.1 million compared with $8.7 million in 1999.